Exhibit Q

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE ITS PUBLICATION WOULD BE UNLAWFUL

Results of the mandatory public takeover bid on Euronav NV launched by CMB NV

Antwerp, March 18, 2024, 9:15 pm – The acceptance period of the mandatory public takeover bid launched by CMB NV (the “Bidder”) for all shares issued by Euronav NV (“Euronav”) not already owned by CMB or its affiliates (the “Bid”), expired on 15 March 2024.

During the acceptance period, 69,241,955 shares in Euronav, representing 31.47% of the outstanding shares in Euronav, were tendered into the Bid. Of those shares, 23,569,617 shares were tendered in the U.S. offer and 45,672,338 shares were tendered in the Belgian offer.

As a result, the Bidder will hold a total of 177,147,299 shares in Euronav, representing 80.51% of the issued shares in Euronav. Taking into account the 17,790,716 treasury shares held by Euronav and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together will hold 194,962,415 shares, representing 88.61% of the issued shares in Euronav.

Payment of the offer price for the tendered shares will take place on 3 April 2024.

Shareholders that have tendered in the U.S. offer will receive the offer price of USD 17.86 per share. Shareholders that have tendered in the Belgian offer will receive EUR 16.41 per share, i.e. the equivalent amount of the offer price in euros calculated using the WM/Reuters spot exchange rate for euros per U.S. dollar at 5:00 p.m. CET on the date of this press release, in accordance with the prospectus.

Disclaimer

This press release is also published in Dutch. If ambiguities should arise from the different language versions, the Dutch version will prevail.

This notice does not constitute a takeover bid to purchase securities of Euronav nor a solicitation by anyone in any jurisdiction with respect to Euronav. The public takeover bid is only made on the basis of the prospectus approved by the FSMA. Neither this notice nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. CMB and its affiliates explicitly decline any liability for breach of these restrictions by any person.

Additional Information for U.S. Holders

This press release is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of Euronav. The U.S. Offer was made pursuant to an offer to purchase and a related letter of transmittal and other materials. CMB filed a tender offer statement on Schedule TO with the SEC with respect to the U.S. Offer on February 14, 2024, as amended or supplemented from time to time, and Euronav filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the U.S. Offer on February 14, 2024, as amended or supplemented from time to time. The U.S. Offer expired on March 15, 2024. You may obtain a free copy of these documents and other documents at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements related to the public takeover bid by CMB on Euronav, including statements regarding the structure and course of the takeover bid and the continued listing of Euronav’s shares after completion of the takeover bid. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, CMB undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.